Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at November 4, 2013 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2013 and 2012. The unaudited interim condensed consolidated statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements in accordance with IAS 34, Interim Financial Reporting. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2012 and the corresponding notes to the financial statements which are available on the Company’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov. Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s Form 40-F is available on EDGAR at www.sec.gov. These documents contain detailed descriptions and maps of the Company’s producing and advanced royalty and stream assets. For additional information, the Company’s website can be found at www.franco-nevada.com. Table of Contents  Overview 3 Q3 2013 Highlights 5 2013 Guidance 6 Portfolio Additions 9 Selected Financial Information 11 Overview of Financial Performance 14 Non-IFRS Financial Measures 32 Financial Position, Liquidity and Capital Resources 37 Capital Resources 41 Critical Accounting Estimates 43 Outstanding Share Data 43 Risk Factors 45 Internal Control over Financial Reporting and Disclosure Controls and Procedures 45 Cautionary Statement on Forward Looking Information 47  FNV 2013 Q3 REPORT Franco-Nevada Corporation 7

Overview

Franco-Nevada is a gold focused royalty and stream company. The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest gold development and exploration projects in the world. It is the leading company in its category by both gold revenues and number of gold assets. The Company's shares are listed on the Toronto and New York Stock Exchanges under the symbol FNV.

Franco-Nevada's strategy is to provide its shareholders with superior returns through exposure to upside potential through commodity price appreciation and resource expansion while minimizing operating risks. As a royalty and stream company, Franco-Nevada's initial investment in a project is its last while the Company continues to benefit from future expansions and exploration discoveries made by the operators or developers.

The Company maintains a lower risk profile by limiting capital and operating risks, seeking secure title and through diversification. Franco-Nevada continued to earn its revenue from lower risk jurisdictions with 82% of its revenues from North America and Australia during the first nine months of 2013. The Company has a long-term target to earn over 80% of its revenue from precious metals which is what it realized in the first nine months of 2013.
At September 30, 2013, the Company had over 340 royalty and stream assets, with 44 generating revenue from mineral assets and 137 from oil & gas interests.

The following table outlines Franco-Nevada's revenue for the three and nine months ended September 30, 2013 and 2012 by commodity, geographical location and type of interest and highlights the diversification of the portfolio:

	Revenue					
For the three months ended September 30,		**2013**			2012	
(expressed in millions)		$	%		$	%
Commodity						
Gold	$	60.6	61%	$	79.9	76%
PGMs		12.7	13%		15.8	15%
Other Minerals		3.2	3%		1.1	1%
Oil & Gas		22.3	23%		8.4	8%
	$	98.8	100%	$	105.2	100%
Geography						
United States	$	17.3	18%	$	30.1	28%
Canada		40.0	40%		32.4	31%
Mexico		19.6	20%		23.0	22%
Australia		5.3	5%		4.0	4%
Rest of World		16.6	17%		15.6	15%
	$	98.8	100%	$	105.2	100%
Type						
Revenue-based	$	41.5	42%	$	44.4	42%
Streams		38.9	40%		45.8	44%
Profit-based		12.1	12%		11.2	11%
Working interests and other		6.3	6%		3.8	3%
	$	98.8	100%	$	105.2	100%

8
FNV
The GOLD Investment that WORKS

FNV
TSX / NYSE

For the nine months ended September 30, *(expressed in millions)*	Revenue 2013 $	%	2012 $	%
Commodity				
Gold	**$ 200.7**	**67%**	$ 236.2	76%
PGMs	**37.8**	**13%**	45.4	14%
Other Minerals	**8.0**	**2%**	3.4	1%
Oil & Gas	**54.4**	**18%**	27.9	9%
	$ 300.9	**100%**	$ 312.9	100%
Geography				
United States	**$ 63.6**	**21%**	$ 85.9	28%
Canada	**105.5**	**35%**	91.8	29%
Mexico	**62.8**	**21%**	78.8	25%
Australia	**14.9**	**5%**	10.9	3%
Rest of World	**54.1**	**18%**	45.5	15%
	$ 300.9	**100%**	$ 312.9	100%
Type				
Revenue-based	**$ 131.7**	**44%**	$ 128.3	41%
Streams	**120.2**	**40%**	147.8	47%
Profit-based	**33.3**	**11%**	26.7	9%
Working interests and other	**15.7**	**5%**	10.1	3%
	$ 300.9	**100%**	$ 312.9	100%

Franco-Nevada has a robust balance sheet with assets generating high margins from projects in stable jurisdictions. As at September 30, 2013, the Company had approximately $1.4 billion in available capital comprised of working capital(1) of $891.1 million and an undrawn $500.0 million credit facility from which to fund future acquisitions.

Q3 2013 Highlights

- Revenue of $98.8 million (2012 - $105.2 million);
- 57,452 Gold Equivalent Ounces(2) earned (2012 - 58,330);
- Net income and Adjusted Net Income(1) of $35.3 million, or $0.24 per share (2012 - Net Income of $52.0 million or $0.36 per share and Adjusted Net Income(1) of $45.3 million or $0.31 per share); and
- Adjusted EBITDA(1) of $80.3 million, or $0.55 per share (2012 - $86.4 million or $0.59 per share).

Nine Months of 2013 Highlights

- Revenue of $300.9 million (2012 - $312.9 million);
- 169,032 Gold Equivalent Ounces(2) earned (2012 - 172,139);
- Net income of $92.3 million, or $0.63 per share (2012 - $135.7 million or $0.95 per share);
- Adjusted Net Income(1) of $107.8 million, or $0.74 per share (2012 - $124.0 million, or $0.87 per share);
- Adjusted EBITDA(1) of $245.2 million, or $1.67 per share (2012 - $254.9 million, or $1.78 per share); and
- Robust Margin(1) of 81.5% (2012 - 81.5%).

(1) Adjusted EBITDA, Adjusted Net Income working capital and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 24-27 of this MD&A.
(2) For Q3 2013, platinum and palladium metals have been converted to Gold Equivalent Ounces using commodity prices of $1,328/ounce ("oz") gold (2012 - $1,655/oz), $1,451/oz platinum (2012 - $1,500/oz) and $723/oz palladium (2012 - $613/oz).

9
FNV
2013 Q3 REPORT | Franco-Nevada Corporation

20FNV

10

The GOLD Investment that WORKS

2013 Guidance

The following contains forward looking statements about our outlook for the remainder of 2013 and is qualified in its entirety by the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A.

Royalty and stream production from our mineral assets was 57,452 and 169,032 Gold Equivalent Ounces(2) (“GEOs”)

while the Company earned $22.3 million and $54.4 million in revenue from oil & gas assets for the three and nine months ended September 30, 2013, respectively, both being in-line with the Company’s expectations for the periods.

The Company continues to expect to earn 215,000 to 235,000 GEOs from its mineral assets and exceed $65.0 million in revenue from its oil & gas assets in 2013. Gold equivalent royalty and stream ounces are estimated for gross ounces,

and in the case of stream ounces, before the payment of approximately $400 per gold equivalent ounce paid by the

Company. For the remainder of 2013, platinum and palladium metals have been converted to GEOs using projected commodity prices of $1,350/oz Au, $1,400/oz Pt and $725/oz Pd. The WTI oil price is assumed to average $95 per barrel with similar price discounts for Canadian oil as experienced in the nine months of 2013.

For the remainder of 2013, the Company expects the following with respect to key producing assets:

• Gold - U.S.: Goldstrike royalty ounces for 2013 are expected to be higher in the fourth quarter when compared to the second and third quarters of 2013 as higher production is expected on both the net smelter returns (“NSR”)

and net profit interests (“NPI”) claims. At Gold Quarry, the Company expects royalty ounces for the fourth quarter of 2013 to be consistent with the third quarter of 2013 with higher overall ounces for 2013 than 2012. For the fourth quarter, royalty ounces from Bald Mountain, Hollister and Mesquite are expected to be similar to the levels in the third quarter of 2013.

• Gold - Canada: Detour Gold Corporation (“Detour”) announced the achievement of commercial production at its

Detour Lake mine on August 12, 2013 with the mine continuing to ramp-up to steady-state production. For 2013,

Detour is forecasting gold production of approximately 270,000 ounces. Franco-Nevada holds a 2% NSR royalty on the property. Lake Shore Gold Corp. announced the completion of its Bell Creek mill expansion during the third quarter of 2013, which increased milling capacity by 50% from 2,000 tonnes per day to over 3,000 tonnes per day. The expansion will benefit Franco-Nevada’s royalty on the Timmins West property which hosts the Timmins and Thunder Creek deposits as well as the Gold River Trend and 144 exploration zones. Pretium Resources Inc.

announced that its bulk sampling process is progressing on its Brucejack gold project.

• Gold - Australia: Duketon gold production is expected to increase with a full year of production from the Garden

Well mine. In addition, Regis Resources Ltd. (“Regis”), the operator, has announced plans to add a third operation on the Duketon property, Rosemont, with commissioning now expected in the fourth quarter of 2013. Regis has also announced plans for a plant expansion at Rosemont which is expected to increase long-term gold production from both Garden Well and Rosemont. Revenue from Bronzewing and Wiluna is expected to be lower in 2013 than

2012, as the operations have been negatively impacted by the lower gold price environment which has resulted in both operators seeking creditor protection.

• Gold - Rest of World: Palmarejo is expected to remain a significant revenue contributor and Coeur Mining, Inc.

has maintained its 2013 forecasted gold production of 98,000 to 105,000 ounces. The Company’s 50% gold stream over Palmarejo includes an annual minimum provision of 50,000 ounces, payable monthly. At Mine Waste Solutions

(“MWS”), the Company expects to earn stream ounces for the remainder of 2013 that are consistent with the third quarter of 2013. At Tasiast, where the Company has a 2% NSR, the Company expects the remainder of 2013 to be consistent with what was earned in the third quarter of 2013. At Subika, royalty ounces are expected to be higher in 2013 than 2012 as a full year of production will be earned. Subika ounces for the fourth quarter 2013 are expected to be consistent with third quarter levels. At Edikan, where the Company has an effective 1.5% NSR, Perseus Mining

Limited has announced gold production guidance for the remainder of 2013 to be between 99,000 ounces to

109,000 ounces, which is in-line with gold production of 105,000 ounces for the first half of 2013.

 10

• PGMs: Sudbury stream ounces for the fourth quarter are expected to be in-line with the third quarter stream ounces. KGHM International Ltd., the operator of the Sudbury operations, is expected to continue to focus on mining nickel ore at McCreedy which does not generate payable platinum group metals (“PGMs”) attributable to the Company. At Stillwater, 2013 royalty ounces are expected to be consistent with historical levels. • Other minerals: At the Peculiar Knob iron-ore project in South Australia, production has begun and the Company expects to receive full-year revenue in 2013. • Oil & Gas: The Company’s oil & gas assets are expected to exceed our guidance of $55.0 to $65.0 million in revenue for 2013. Portfolio Additions Barrick Portfolio On November 4, 2013, the Company completed its acquisition of a portfolio of approximately 20 royalties from Barrick Gold Corporation for $20.9 million. Producing royalties have been added to the Company’s portfolio from the Osborne and Henty gold mines, both in Australia, as well as a 3% NSR royalty on Premier Gold Mines Ltd.’s Hardrock project, located in Ontario, which has been classified as an advanced royalty. The majority of the remaining royalties are classified as exploration covering over 2,000 square kilometres of prospective geology. With this acquisition, Franco-Nevada now has over 230 mineral assets. Kirkland Lake On October 31, 2013, the Company acquired a 2.5% NSR on Kirkland Lake Gold Inc.’s (“Kirkland Lake”) properties in Kirkland Lake, Ontario, for $50.0 million. Kirkland Lake has a 3 year option to buy back 1% of the NSR for $36.0 million (less the royalty proceeds attributable to the buy-back portion of the NSR that has been paid to Franco-Nevada prior to the date of the buy back). Sissingue Royalty On May 29, 2013, the Company acquired a 0.5% NSR royalty on certain tenements that comprise the Sissingue gold project located in Cote d’Ivoire and operated by Perseus Mining Limited, for Australian $2.0 million in cash. Brucejack Royalty On May 13, 2013, the Company acquired an existing 1.2% NSR royalty on Pretium Resources Inc.’s Brucejack gold project located in British Columbia for $45.0 million in cash. The NSR royalty becomes payable following the production of approximately 0.5 million ounces of gold and 17.9 million ounces of silver from the project. Golden Meadows Royalty On May 9, 2013, the Company acquired a new 1.7% NSR on Midas Gold Corp.’s (“Midas”) Golden Meadows gold project located in Idaho for $15.0 million in cash subject to an option by Midas to re-acquire one-third of the royalty for $9.0 million. Under the terms of the acquisition, Franco-Nevada also subscribed for 2.0 million Midas warrants which are exerciseable into Midas common shares with each warrant having an exercise price of C$1.23 and a ten-year term. FNV 2013 Q3 REPORT Franco-Nevada Corporation 11

Selected Financial Information For the three months ended September 30, 2013 For the three months ended September 30, 2012 For the nine months ended September 30, 2013 For the nine months ended September 30, 2012 (Expressed in millions, except GEOs and per share amounts) Statement of Income and Comprehensive Income Revenue $ 98.8 $ 105.2 $ 300.9 $ 312.9 Operating costs 50.8 50.0 156.5 151.9 Operating income 48.0 55.2 144.4 161.0 Net income 35.3 52.0 92.3 135.7 Basic earnings per share $ 0.24 $ 0.36 $ 0.63 $ 0.95 Diluted earnings per share $ 0.24 $ 0.35 $ 0.62 $ 0.94 Dividends declared per share $ 0.18 $ 0.15 $ 0.54 $ 0.42 Non-IFRS Measures Gold Equivalent Ounces(1) 57,452 58,330 169,032 172,139 Adjusted EBITDA(2) 80.3 86.4 245.2 254.9 Adjusted EBITDA(2) per share $ 0.55 $ 0.59 $ 1.67 $ 1.78 Margin(2) 81.3% 82.1% 81.5% 81.5% Adjusted Net Income(2) 35.3 45.3 107.8 124.0 Adjusted Net Income(2) per share $ 0.24 $ 0.31 $ 0.74 $ 0.87 Statement of Cash flows Net cash provided by operating activities, before changes in non-cash assets and liabilities $ 75.9 $ 85.0 $ 219.4 $ 236.8 Net cash (used in)/provided by investing activities $ (13.9) $ (148.8) $ 27.0 $ (277.4) Net cash (used in)/provided by financing activities $ (22.1) $ 53.6 (71.9) $ 200.0 As at September 30, 2013 As at December 31, 2012 Statement of Financial Position Cash and cash equivalents $ 789.5 $ 631.7 Short-term investments 52.1 148.2 Total assets 3,202.9 3,243.9 Deferred income tax liabilities 44.0 38.0 Total shareholders’ equity 3,112.6 3,149.1 Working capital(2) 891.1 822.4 Debt Nil Nil For Q3 2013, conversion to GEOs using commodity prices of $1,328/oz gold (2012 - $1,655/oz gold), $1,451/oz platinum (2012 - $1,500/oz platinum) and $723/oz palladium (2012 - $613/oz palladium). Adjusted EBITDA, Margin, Adjusted Net Income and working capital are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 24-27 of this MD&A. Working capital is defined by the Company as current assets less current liabilities. Oil & gas revenues are not included in the reported GEO numbers above. FNV 12

FNV
TSX / NYSE

The following table outlines GEOs attributable to Franco-Nevada for the three and nine months ended September 30, 2013 and 2012 by commodity (excluding oil & gas), geographical location and type of interest:

	Gold Equivalent Ounces[1]			
For the three months ended September 30,	2013 #	2013 %	2012 #	2012 %
Commodity				
Gold	45,506	79%	48,152	83%
PGMs	9,564	17%	9,518	16%
Other Minerals	2,382	4%	660	1%
	57,452	100%	58,330	100%
Geography				
United States	12,939	23%	18,152	31%
Canada	13,294	23%	14,411	25%
Mexico	14,734	26%	13,890	24%
Australia	4,022	7%	2,423	4%
Rest of World	12,463	21%	9,454	16%
	57,452	100%	58,330	100%
Type				
Revenue-based	25,514	44%	23,148	40%
Streams	29,262	51%	27,676	47%
Profit-based	407	1%	6,802	12%
Other	2,269	4%	704	1%
	57,452	100%	58,330	100%

	Gold Equivalent Ounces[1]			
For the nine months ended September 30,	2013 #	2013 %	2012 #	2012 %
Commodity				
Gold	137,618	82%	142,742	83%
PGMs	25,828	15%	27,417	16%
Other Minerals	5,586	3%	1,980	1%
	169,032	100%	172,139	100%
Geography				
United States	43,159	25%	51,803	30%
Canada	35,065	21%	38,664	22%
Mexico	43,215	26%	47,681	28%
Australia	10,377	6%	6,494	4%
Rest of World	37,216	22%	27,497	16%
	169,032	100%	172,139	100%
Type				
Revenue-based	76,579	45%	65,579	38%
Streams	82,607	49%	89,442	52%
Profit-based	5,087	3%	16,210	9%
Other	4,759	3%	908	1%
	169,032	100%	172,139	100%

(1) For Q3 2013, conversion to GEOs using commodity prices of $1,328/oz gold (2012 - $1,655/oz gold), $1,451/oz platinum (2012 - $1,500/oz platinum) and $723/oz palladium (2012 - $613/oz palladium).

Oil & gas revenues are not included in the reported GEO numbers above.

13
FNV
2013 Q3 REPORT | Franco-Nevada Corporation

GEOs were earned from the following asset classes:

For the three months ended September 30,	Gold Equivalent Ounces[1] 2013		2012	
	#	%	#	%
Gold - United States	**9,318**	**16%**	15,258	26%
Gold - Canada	**7,214**	**13%**	7,585	13%
Gold - Australia	**1,777**	**3%**	1,967	4%
Gold - Rest of World	**27,197**	**47%**	23,342	40%
Gold - Total	**45,506**	**79%**	48,152	83%
PGMs	**9,564**	**17%**	9,518	16%
Other minerals	**2,382**	**4%**	660	1%
	57,452	**100%**	58,330	100%

For the nine months ended September 30,	Gold Equivalent Ounces[1] 2013		2012	
	#	%	#	%
Gold - United States	**32,208**	**19%**	43,026	25%
Gold - Canada	**19,622**	**12%**	19,474	11%
Gold - Australia	**5,352**	**3%**	5,085	3%
Gold - Rest of World	**80,436**	**48%**	75,157	44%
Gold - Total	**137,618**	**82%**	142,742	83%
PGMs	**25,828**	**15%**	27,417	16%
Other minerals	**5,586**	**3%**	1,980	1%
	169,032	**100%**	172,139	100%

The Company's portfolio continues to deliver robust results with 96% of its GEOs from mineral assets being earned from precious metals assets (79% gold and 17% PGMs) for the three months ended September 30, 2013. The portfolio is well-diversified with revenue and GEOs being earned from 44 different mineral interests.

Overview of Financial Performance - Three Months 2013 to Three Months 2012

Net Income

Net income for the quarter was $35.3 million, or $0.24 per share, compared with net income of $52.0 million, or $0.36 per share, for the same period in 2012. The reduction in net income was driven primarily by (i) mark-to-market losses on warrants held as investments and (ii) a weaker average gold price which resulted in lower revenues.

Adjusted Net Income was $35.3 million, or $0.24 per share, compared with $45.3 million, or $0.31 per share, for Q3 2012. The decrease in Adjusted Net Income was driven primarily by lower revenues and finance items, partially offset by lower income tax and costs of sales.

14
FNV
The GOLD Investment that WORKS

Adjusted Net Income Reconciliation – Q3 2012 to Q3 2013 (expressed in millions)  Revenue The Company’s revenue is generated from various forms of agreements, ranging from NSR royalties, streams, NPI royalties, NRIs, working interests and other. For definitions of the various types of agreements, please refer to the Company’s Annual Information Form filed on SEDAR at www.sedar.com or the Company’s Form 40-F filed on EDGAR at www.sec.gov. The market prices of gold, PGMs, oil and natural gas are the primary drivers of the Company’s profitability and its ability to generate operating cash flow for shareholders. FNV 2013 Q3 REPORT Franco-Nevada Corporation 15

Revenue for the three and nine months ended September 30, 2013 was $98.8 million and $300.9 million, respectively, and was comprised of the following:

(Expressed in millions) Property	Interest	**For the three months ended September 30, 2013**	For the three months ended September 30, 2012	**For the nine months ended September 30, 2013**	For the nine months ended September 30, 2012
Gold - United States					
Goldstrike	NSR/NPI 2-4%/2.4-6%	**$ 3.4**	$ 14.8	**$ 16.5**	$ 36.3
Gold Quarry	NSR 7.29%	**5.1**	5.0	**17.5**	14.5
Marigold	NSR/GR 1.75-5%/0.5-4%	**2.0**	2.5	**7.2**	7.7
Bald Mountain	NSR/GR 0.875-5%	**1.1**	1.4	**3.1**	7.3
Mesquite	NSR 0.5-2%	**0.4**	0.8	**1.6**	3.1
Hollister	NSR 3-5%	**0.3**	0.7	**1.4**	2.2
Other		**0.1**	0.2	**0.3**	0.5
Gold - Canada					
Detour	NSR 2%	**2.1**	–	**3.5**	–
Sudbury	Stream 50%	**2.0**	3.6	**7.3**	11.5
Golden Highway	NSR 2-15%	**3.3**	3.6	**10.0**	10.0
Musselwhite	NPI 5%	**0.5**	1.6	**1.8**	4.6
Hemlo	NSR/NPI 3%/50%	**0.5**	3.2	**1.4**	4.2
Timmins West	NSR 2.25%	**0.7**	0.5	**2.1**	1.3
Other		**0.4**	–	**2.2**	0.3
Gold - Australia					
Duketon	NSR 2%	**2.0**	1.8	**6.2**	3.4
Henty	GR 1/10%	**0.3**	0.5	**0.9**	2.5
South Kalgoorlie	NSR/GR 1.75%	**–**	0.4	**0.3**	0.9
East Location 45	GR 1.75%	**–**	–	**–**	–
Bronzewing	NSR 2%	**0.1**	0.7	**0.4**	1.7
Other		**0.1**	–	**0.1**	–
Gold - Rest of World					
Palmarejo	Stream 50%	**18.9**	21.6	**60.2**	74.5
MWS	Stream 25%	**9.2**	8.1	**27.8**	26.8
Cooke 4 (Ezulwini)	Stream 7%	**0.7**	1.1	**2.3**	3.1
Subika	NSR 2%	**3.3**	1.0	**10.1**	1.0
Tasiast	NSR 2%	**1.3**	1.9	**5.5**	5.1
Cerro San Pedro	GR 1.95%	**0.7**	1.4	**2.6**	4.3
Edikan	NSR 1.5-3%	**1.0**	1.2	**3.3**	3.7
Other		**1.1**	2.3	**5.1**	5.7
		60.6	79.9	**200.7**	236.2
PGMs					
Stillwater	NSR 5%	**4.6**	4.5	**15.1**	13.6
Sudbury	Stream 50%	**8.1**	11.3	**22.7**	31.8
Pandora	NPI 5%	**–**	–	**–**	–
		12.7	15.8	**37.8**	45.4
Other Minerals					
Peculiar Knob	GR 2%	**2.5**	–	**5.2**	–
Mt. Keith	NPI/GR 0.25%/0.375%	**0.4**	0.4	**1.3**	1.8
Other		**0.3**	0.7	**1.5**	1.6
		3.2	1.1	**8.0**	3.4
Oil & Gas					
Weyburn Unit	ORR 0.44%, WI 2.26%, 11.7% NRI	**17.6**	4.9	**41.8**	16.1
Midale Unit	ORR 1.14%, WI 1.59%	**1.1**	1.0	**3.0**	3.2
Edson	ORR 15%	**1.2**	0.6	**3.5**	2.8
Other	Various	**2.4**	1.9	**6.1**	5.8
		22.3	8.4	**54.4**	27.9
Revenue		**$ 98.8**	$ 105.2	**$ 300.9**	$ 312.9

16
FNV
The GOLD Investment that WORKS

Gold Average gold prices experienced significant volatility during the quarter hitting a low of $1,213/oz in July 2013 and a high of $1,420/oz in August 2013 with the average gold price decreasing by 19.8% to $1,328/oz (based on the London PM Fixed quoted prices) from $1,655/oz for the comparable period in 2012. The deterioration of the gold price is attributable to a number of factors, including changes in investor sentiment toward the macroeconomic environment, the political and economic uncertainty in the U.S. and expected near term interest rate increases. Overall gold revenue for the quarter decreased to $60.6 million from $79.9 million, a decrease of 24.2%. GEOs earned in the quarter decreased by 5.5% to 45,506 GEOs from 48,152 GEOs earned in the same quarter of 2012. The decrease in revenue and GEOs is attributable to the lower average gold price which impacted the Goldstrike, Hemlo and Musselwhite NPIs. Partially offsetting this decrease was higher production from Subika, Palmarejo, Duketon and Gold Quarry which resulted in higher GEOs to the Company. In addition, the Detour NSR, which began producing in February 2013, contributed 1,600 GEOs and $2.1 million in revenue. U.S. assets produced 9,318 GEOs and generated $12.4 million in revenue, representing decreases of 5,940 GEOs, or 38.9%, and $13.0 million in revenue, or 51.2%, respectively, over 2012. The largest decrease was attributable to Goldstrike (6,353 GEOs and $11.4 million in revenue) due to the impact of the lower average gold price and capital allocated to the NPI. Higher production from Gold Quarry partially offset the decreases at Goldstrike, with Gold Quarry contributing 3,736 GEOs and $5.1 million in revenue, which represented increases of 23.3% in GEOs and 2.0% in revenue. Canadian assets produced 7,214 GEOs and generated $9.5 million in revenue in the quarter, a decrease of 4.9% and 24.0%, respectively, over 2012 levels. The greatest contributions came from the Company’s Golden Highway assets (2,423 GEOs and $3.3 million in revenue) operated by St Andrew Goldfields Ltd. (“St Andrews”), Detour (1,600 GEOs and $2.1 million in revenue) operated by Detour Gold and Sudbury (1,564 GEOs and $2.0 million in revenue). The Company’s Detour NSR began generating GEOs and revenue in February 2013 with Detour announcing the achievement of commercial production in August 2013. The Canadian NPIs, namely Musselwhite and Hemlo, were lower in the quarter due to the impact of the lower average gold price. Australian assets produced 1,777 GEOs and revenue was $2.5 million for the quarter with growth coming from the Duketon NSR which generated $2.0 million in revenue. Bankruptcy proceedings continue at Bronzewing with a recent announcement that a Heads of Agreement has been signed between the operator and Cobra Mining Pty Ltd. for the acquisition of the Bronzewing mine. Rest of world gold assets produced 27,197 GEOs and generated $36.2 million in revenue in the period compared to 23,342 GEOs and $38.6 million in revenue in 2012. The increase in GEOs was due to (i) MWS where higher production levels led to an increase in stream revenue (1,933 GEOs); (ii) Subika NSR which surpassed production thresholds in late 2012 (1,888 GEOs); and (iii) Palmarejo stream due to higher production (1,153 GEOs), partially offset by lower production at Tasiast (137 GEOs) and other assets (553 GEOs). Although total GEOs earned was 16.5% higher than 2012, revenue was 6.2% lower due to the 19.8% decrease in the average gold price in the quarter. PGMs The average prices for platinum and palladium averaged $1,451/oz and $723/oz, respectively, representing a decrease of 3.3% for platinum and an increase of 17.9% for palladium over the average prices for the third quarter 2012. Concerns over declining Chinese and Indian demand continue to impact these commodity prices. PGM GEOs produced were 9,564 for the quarter compared to 9,518 GEOs in 2012 and revenue decreased to $12.7 million for the period, down from $15.8 million in 2012. The decrease in revenue is attributable to lower production from the Sudbury assets as production at Podolsky ceased and nickel production remains the focus at McCreedy. Production at Stillwater was higher in the period, an increase of 792 GEOs, however the lower average PGM prices resulted in only slightly higher revenue of $0.1 million. FNV 2013 Q3 REPORT Franco-Nevada Corporation 17

Other Minerals

GEOs and revenue generated from other minerals increased due to the start of production at the Peculiar Knob iron-ore project in Australia which generated $2.5 million in revenue for the quarter.

Oil & Gas

Oil & gas revenue increased 165.5% to $22.3 million for the quarter (95% oil and 5% gas) compared with $8.4 million for the same period of 2012 (92% oil and 8% gas). The growth in the oil & gas portfolio is due to the higher average oil price and a full quarter being recognized from the Company's November 2012 addition of the Weyburn Unit Net Royalty Interest ("NRI").

Oil averaged C$105 per barrel (based on the Canadian Par Average (40 API)) and gas averaged C$2.31/mcf (based on AECO-C), respectively, during the period. The Canadian Par Average oil price traded at a slight discount to the average WTI price of $106 per barrel for the quarter. However, the strengthening of the U.S. dollar relative to the Canadian dollar resulted in a $5 lower average price for 40 API. In the third quarter, oil prices realized from the Weyburn Unit were positively impacted by the blending of butane, from the start-up of the Unit's natural gas liquids ("NGL") plant at the end of June 2013, with the oil produced from the Unit, and resulted in a quality differential of C$4 per barrel.

The Weyburn Unit generated $17.6 million in the quarter compared with $4.9 million for 2012. The Company acquired an additional 1.15% working interest and 11.7% NRI in February 2012 and November 2012, respectively.

Costs and Expenses

Costs and expenses for the quarter were $50.8 million compared to $50.0 million in 2012. The following table provides a list of the costs and expenses incurred by the Company for the three months ended September 30, 2013 and 2012.

	Three months ended September 30,					
(expressed in millions)		**2013**		2012		Variance
Costs of sales	$	**13.9**	$	14.1	$	(0.2)
Depletion and depreciation		**32.3**		31.2		1.1
Corporate administration		**4.1**		4.2		(0.1)
Business development		**0.5**		0.5		–
	$	**50.8**	$	50.0	$	0.8

Costs of sales, which comprises the cost of GEOs purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $13.9 million for the third quarter of 2013 compared with $14.1 million for the third quarter of 2012. The decrease of $0.2 million is attributable to lower (i) Nevada net proceeds taxes of $0.7 million due to lower revenue being earned from assets in Nevada; and (ii) oil & gas production taxes of $0.3 million due to the lower production volumes, partially offset by higher cost of stream sales of $0.8 million due to higher production at the MWS and Palmarejo assets. For the quarter, the Company received 29,262 GEOs under its stream agreements compared to 27,676 GEOs received in 2012.

Depletion and depreciation totaled $32.3 million for the quarter compared to $31.2 million in 2012. The increase in depletion of $1.1 million is due to higher depletion on oil & gas assets ($3.2 million) and MWS ($1.6 million) both due to higher production and Mt Muro ($1.8 million) as the production cap on this royalty has been reached; partially offset by lower depletion on Goldstrike ($2.2 million), Podolsky ($2.8 million) and other assets ($0.5 million) due to lower production volumes.

Corporate administration expenses decreased to $4.1 million in the quarter from $4.2 million in 2012.

Business development expenses were $0.5 million and $0.5 million for the three months ended September 30, 2013 and 2012, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

18
FNV
The GOLD Investment that WORKS

Other Income/Expenses Other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held as investments and gains and losses from the sale of gold where settlement of the royalty/stream obligation is taken in kind from the operators. Other income for the quarter was $0.1 million compared to $8.3 million in 2012. The following table provides a list of the other income/expenses incurred by the Company for the three months ended September 30, 2013 and 2012. Three months ended September 30 (expressed in millions) 2013 2012 Variance Foreign exchange gain $ 0.5 $ 0.6 $ (0.1) Mark-to-market gain (loss) on warrants (0.4) 7.3 (7.7) Loss on sale of gold - 0.4 (0.4) $ 0.1 $ 8.3 $ (8.2) Foreign exchange gains include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and intercompany loans, held in the parent Company, which are denominated in either U.S. dollars or Mexican pesos. The parent Company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income. Foreign exchange gains and other expenses were $0.1 million in the quarter (2012 – $8.3 million) which was comprised of $0.5 million related to foreign exchange gains on intercompany debt securities (2012 – $0.6 million) and $0.4 million in mark-to-market losses related to warrants of small to mid- sized publicly listed resource companies (2012 – gain of $7.3 million). Finance Costs and Finance Income Finance income was $0.8 million (2012 - $3.5 million) for the quarter which was earned on the Company’s cash equivalents and/or short-term investments. The decrease in finance income was due to higher U.S. dollar balances invested in 2013, which earn a lower interest rate, than 2012. Finance expenses were $0.2 million (2012 - $0.3 million) and consist of the costs of maintaining the Company’s credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility. For the quarter, standby fees were $0.1 million (2012 - $0.2 million) and amortization of issuance costs were $0.1 million (2012 - $0.1 million). Income Taxes The Company had an income tax expense of $13.4 million (2012 – $14.7 million) for the quarter comprised of a current income tax expense of $8.2 million (2012 - $5.9 million) and a deferred income tax expense of $5.2 million (2012 – $8.8 million) related to the Company’s Canadian and Mexican entities. Overview of Financial Performance - Nine Months 2013 to Nine Months 2012 Net Income Net income for the nine month period was $92.3 million, or $0.63 per share, compared with net income of $135.7 million, or $0.95 per share, for the same period in 2012. The reduction in net income was driven primarily by (i) mark-to market losses recorded on warrants, (ii) lower revenue due to the weaker average gold price; and (iii) impairment charges recorded on publicly-traded equity investments. Adjusted Net Income was $107.8 million, or $0.74 per share, for the nine months ended September 30, 2013 compared with $124.0 million, or $0.87 per share, for the same period of 2012. The decrease in Adjusted Net Income was driven primarily by lower revenue and the recording of impairment charges, partially offset by lower costs of sales and income tax expense. FNV 2013 Q3 REPORT Franco-Nevada Corporation 19

Adjusted Net Income Reconciliation - Nine Months 2012 to Nine Months 2013

(expressed in millions)



126.0
2.4
2.3
12.0
5.8
2.0
1.1
107.8
Adjusted NI - Nine Months 2012
Costs of sales
Income tax expense
Revenue
Finance costs
Foreign exchange and other
Other (net)
Adjusted NI - Nine Months 2013

Revenue

Gold

Average gold prices for the first nine months of 2013 continued to experience significant volatility with the spot price falling from a high of $1,694/oz in January to a low of $1,192/oz by the end of June. The price recovered slightly from the June low but continued its volatility through the third quarter and into the fourth. The average gold price for the nine months was $1,457/oz compared to $1,652/oz for the same period of 2012 (based on the London PM Fixed quoted prices), a decrease of 11.8%. The deterioration and volatility surrounding the gold price is attributable to a number of factors, including changes in investor sentiment toward the macroeconomic environment, the political and economic uncertainty in the U.S. and expected near term interest rate increases.

Overall gold revenue for the period decreased to $200.7 million from $236.2 million in the first nine months of 2012, a decrease of 15.0%. GEOs earned in the period decreased by 3.6% to 137,618 GEOs from 142,742 GEOs earned in the same period of 2012. The decreases are attributable to a lower average gold price and lower production from Goldstrike, Palmarejo and Bald Mountain, partially offset by higher production from Subika, Gold Quarry and Duketon.

U.S. assets produced 32,208 GEOs and generated $47.6 million in revenue, a decrease of 10,818 GEOs, or 25.1%, and $24.0 million in revenue, or 33.5%, respectively, over the same period of 2012. The largest decrease was attributable to Goldstrike (11,103 GEOs and $19.8 million in revenue) due to the impact of the lower gold price and capital expenditures allocated to the Goldstrike NPI along with lower production. Lower production at Bald Mountain resulted in decreases of 2,257 GEOs and $4.2 million in revenue due to mine sequencing. These decreases were partially offset by increases at Gold Quarry of 3,034 GEOs and $3.0 million in revenue due to an increase in the minimum royalty provision.

Canadian assets produced 19,622 GEOs and generated $28.3 million in revenue in the nine months ended September 30, 2013, an increase of 0.8% and a decrease of 11.3%, respectively, over 2012 levels. The greatest contributions came from the Company's Golden Highway assets (6,877 GEOs and $10.0 million in revenue) operated by St Andrews, the Detour NSR (2,616 GEOs and $3.5 million in revenue) and the Sudbury assets (4,932 GEOs and $7.3 million in revenue) operated by KGHM. The lower gold price environment negatively impacted Canadian NPIs with lower GEOs and revenue being earned from Musselwhite and Hemlo. The Timmins West NSR contributed 1,460 GEOs and $2.1 million in revenue, representing increases of 66.7% and 61.5%, respectively, during the period.

20
FNV
The GOLD Investment that WORKS

FNV
TSX / NYSE

Australian assets produced 5,352 GEOs for the period from 5,085 GEOs in 2012 due to increased production from our Duketon NSR where production from the Garden Well deposit began generating GEOs and revenue in September 2012.

Rest of world gold assets produced 80,436 GEOs and generated $116.9 million in revenue in the first nine months of 2013 compared to 75,158 GEOs and $124.2 million in revenue in the same period of 2012. The increase in GEOs was due to the (i) Subika NSR which surpassed production thresholds in late 2012 (6,406 GEOs); and (ii) MWS stream due to higher production (3,014 GEOs); partially offset by (iii) lower production at Palmarejo (3,740 GEOs).

PGMs

The average prices for platinum and palladium for the first nine months of 2013 were $1,517/oz and $725/oz, respectively, which were in line with 2012 levels for platinum and 13.1% higher for palladium.

PGM GEOs produced were 25,828 for the nine months compared to 27,417 GEOs in 2012 and revenue decreased to $37.8 million for the period, down from $45.4 million in 2012. The decrease is attributable to lower production from the Sudbury assets as production at Podolsky ceased and nickel production remains the focus at McCreedy. PGM GEO production from Stillwater was 26.4% higher in the period, an increase of 2,169 GEOs with corresponding revenue of $15.1 million.

Other Minerals

GEOs and revenue generated from other minerals increased due to the start of production at the Peculiar Knob iron-ore project in Australia which generated $5.2 million in revenue for the period.

Oil & Gas

Oil & gas revenue increased 95.0% to $54.4 million for the period (94% oil and 6% gas) compared with $27.9 million for the same period of 2012 (90% oil and 10% gas) due to the addition of the Weyburn Unit NRI in late 2012.

Oil averaged C$95 per barrel (based on the Canadian Par Average (40 API)) and gas averaged C$2.90/mcf (based on AECO-C), respectively, during the period. The Canadian Par Average oil price traded at a slight discount to the average WTI price of $98 per barrel for the nine month period. The strengthening of the U.S. dollar relative to the Canadian dollar resulted in a negative $5/barrel price differential for 40 API. In addition to the price differential, the oil produced from the Company's Weyburn interests had a negative quality differential of approximately C$7 per barrel.

The Weyburn Unit generated $41.8 million compared with $16.1 million for 2012. The Company acquired an additional 1.15% working interest and 11.7% NRI in February 2012 and November 2012, respectively.

Costs and expenses

Costs and expenses for the period were $156.5 million compared to $151.9 million in 2012. The following table provides a list of the costs and expenses incurred by the Company for the nine months ended September 30, 2013 and 2012.

	Nine months ended September 30		
(expressed in millions)	**2013**	2012	Variance
Costs of sales	**$ 42.3**	$ 44.7	$ (2.4)
Depletion and depreciation	**94.9**	93.9	1.0
Corporate administration	**11.4**	11.6	(0.2)
Business development	**2.0**	1.7	0.3
Impairment on investments	**5.9**	–	5.9
	$ 156.5	$ 151.9	$ 4.6

21
FNV
2013 Q3 REPORT | Franco-Nevada Corporation

Costs of sales, which comprises the cost of GEOs purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $42.3 million for the first nine months of 2013 compared with $44.7 million for the same period of 2012. The decrease of $2.4 million is attributable to lower (i) Nevada net proceeds taxes of $1.2 million as Nevada sourced revenue was lower in the period; (ii) cost of stream sales of $0.9 million due to lower production from stream assets; and (iii) oil & gas production taxes of $0.3 million due to lower production volumes. For the nine month period, the Company received 82,607 GEOs under its stream agreements compared to 89,442 GEOs received for the same period in 2012.

Depletion and depreciation totaled $94.9 million for the period compared to $93.9 million in 2012. The increase in depletion of $1.0 million is due to higher depletion on oil & gas assets ($9.6 million) with the acquisition of the Weyburn Unit NRI and MWS ($2.4 million) due to higher production and Subika ($2.0 million), a royalty that began generating revenue after surpassing production thresholds in late 2012; partially offset by lower depletion on Podolsky ($6.6 million) as the operator put the mine on care and maintenance earlier in 2013 and Goldstrike ($3.4 million), Palmarejo ($2.5 million) and other assets ($0.5 million), all due to lower production.

Corporate administration expenses of $11.4 million for the nine month period were in-line with 2012.

Business development expenses were $2.0 million and $1.7 million for the nine months ended September 30, 2013 and 2012, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of he business development team on completing transactions.

Impairment of investments was $5.9 million (2012 - Nil) in the period due to the fair value of certain investments, which had been impaired at December 31, 2012, and continued to decline in value over the period.

Other Income/Expenses

Other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held by the Company and gains and losses from the sale of gold where settlement of the royalty/stream obligation is taken in kind from the operators.

Other expenses for the nine months ended September 30, 2013 were $13.9 million compared to other income of $9.6 million for the same period of 2012. The following table provides a list of the other income/expenses incurred by the Company for the nine months ended September 30, 2013 and 2012.

	Nine months ended September 30,		
(expressed in millions)	**2013**	2012	Variance
Foreign exchange loss	**$ (2.4)**	$ (0.2)	$ (2.2)
Mark-to-market gain (loss) on warrants	**(9.5)**	9.9	(19.4)
Loss on sale of gold	**(2.0)**	(0.1)	(1.9)
	$ (13.9)	$ 9.6	$ (23.5)

Foreign exchange losses and other expenses were $13.9 million in the quarter (2012 - income of $9.6 million) which was comprised of $2.4 million related to foreign exchange losses on intercompany debt securities (2012 - $0.2 million), $9.5 million in mark-to-market losses related to warrants of small to mid- sized publicly listed resource companies (2012 - gain of $9.9 million) and $2.0 million in losses on the sale of gold (2012 - $0.1 million). The Company receives physical gold and silver as settlement for certain royalty obligations which was sold on the open market at spot prices within a short time period from the date of receipt. The difference between the spot price realized and the average gold price in the period the gold was recognized is recorded as a gain/loss on the sale of gold.

22
FNV
The GOLD Investment that WORKS

FNV
TSX / NYSE

Finance Costs and Finance Income

Finance income was $2.5 million (2012 - $8.2 million) for the nine months ended September 30, 2013 which was earned on the Company's cash equivalents and/or short-term investments. The decrease is due to higher U.S. dollar cash balances invested in 2013 than 2012 with U.S. cash balances earning a lower interest rate than Canadian balances. Finance expenses were $1.3 million (2012 - $0.9 million) and consist of the costs of maintaining the Company's credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility. For the period, standby fees were $0.7 million (2012 - $0.5 million) and amortization of issuance costs were $0.3 million (2012 - $0.4 million). In addition, the Company expensed $0.3 million related to the previous credit facility.

Income Taxes

The Company had an income tax expense of $39.4 million (2012 - $42.2 million) for the period. This was comprised of a current income tax expense of $31.0 million (2012 - $27.7 million) and a deferred income tax expense of $8.4 million (2012 - $14.5 million) related to the Company's Canadian entities partially offset by deferred income tax recoveries in the U.S.

Selected quarterly financial information from the Company's financial statements is set out below:

(expressed in millions, except per share amounts)[1,4]		Q3 2013		Q2 2013		Q1 2013		Q4 2012		Q3 2012		Q2 2012		Q1 2012		Q4 2011
Revenue	$	98.8	$	93.3	$	108.8	$	114.1	$	105.2	$	102.7	$	105.0	$	118.5
Cost and expenses		50.8		50.5[2]		55.2[2]		135.7[2]		50.0		50.9		51.0		226.0[2]
Operating income (loss)		48.0		42.8		53.6		(21.6)		55.2		51.8		54.0		(107.5)
Other income (expenses)		0.7		(8.9)		(4.5)		(0.4)		11.5		(0.3)		5.7		6.8
Income tax expense		13.4		12.3		13.7		11.1		14.7		14.6		12.9		4.7
Net income (loss)		35.3		21.6		35.4		(33.1)		52.0		36.9		46.8		(105.4)
Basic earnings (loss) per share	$	0.24	$	0.15	$	0.24	$	(0.23)	$	0.36	$	0.26	$	0.33	$	(0.80)
Diluted earnings (loss) per share	$	0.24	$	0.15	$	0.24	$	(0.23)	$	0.35	$	0.25	$	0.33	$	(0.80)
Adjusted EBITDA[3]		80.3		75.5		89.4		93.9		86.4		82.8		85.7		94.4
Adjusted EBITDA[3] per share	$	0.55	$	0.51	$	0.61	$	0.65	$	0.59	$	0.57	$	0.61	$	0.72
Adjusted Net Income[3]		35.3		31.9		40.6		47.0		45.3		35.1		43.6		40.8
Adjusted Net Income[3] per share	$	0.24	$	0.22	$	0.28	$	0.32	$	0.31	$	0.24	$	0.31	$	0.31

(1) Due to rounding, amounts may not calculate.
(2) Includes impairment charges on royalty, stream, working interests and investments.
(3) Adjusted EBITDA and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 24-27 of this MD&A.
(4) Certain comparative figures have been reallocated to conform to the current period's presentation.

Adjusted EBITDA

Adjusted EBITDA was $80.3 million, or $0.55 per share, for the quarter compared to $86.4 million, or 0.59 per share, for 2012. The decrease in Adjusted EBITDA was primarily due to lower revenue as a result of a decrease in the average gold price and GEOs earned during the quarter. Adjusted EBITDA for the nine months ended September 30, 2013 and 2012 was $245.2 million, or $1.67 per share, and $254.9 million, or $1.78 per share, respectively. The decrease is due to lower revenues from weaker average gold prices and lower GEOs earned in the period.

23
FNV

2013 Q3 REPORT | Franco-Nevada Corporation

Non-IFRS Financial Measures

Adjusted EBITDA for the three and nine months ended September 30, 2013 and 2012 is presented by commodity, location and type of interest below:

For the three months ended September 30, *(expressed in millions)*	Adjusted EBITDA 2013 $	2013 %	2012 $	2012 %
Commodity				
Gold	$ 47.8	60%	$ 67.2	78%
PGMs	9.9	12%	12.2	14%
Other	3.1	4%	1.0	1%
Oil & Gas	19.5	24%	6.0	7%
	$ 80.3	100%	$ 86.4	100%
Geography				
United States	$ 15.8	20%	$ 27.5	32%
Canada	33.4	42%	25.6	30%
Mexico	13.1	16%	16.8	19%
Australia	5.1	6%	3.9	4%
Rest of World	12.9	16%	12.6	15%
	$ 80.3	100%	$ 86.4	100%
Type				
Revenue-based	$ 34.3	43%	40.0	46%
Streams	25.6	32%	33.3	39%
Profit-based	11.5	14%	10.2	12%
Working interests and other	8.9	11%	2.9	3%
	$ 80.3	100%	$ 86.4	100%

For the nine months ended September 30, *(expressed in millions)*	Adjusted EBITDA 2013 $	2013 %	2012 $	2012 %
Commodity				
Gold	$ 162.4	66%	$ 194.6	77%
PGMs	28.8	12%	36.2	14%
Other	7.6	3%	3.2	1%
Oil & Gas	46.4	19%	20.9	8%
	$ 245.2	100%	$ 254.9	100%
Geography				
United States	$ 58.5	24%	$ 78.5	31%
Canada	85.8	35%	72.0	28%
Mexico	43.4	18%	57.8	23%
Australia	14.2	6%	10.4	4%
Rest of World	43.3	17%	36.2	14%
	$ 245.2	100%	$ 254.9	100%
Type				
Revenue-based	$ 116.2	47%	$ 116.1	45%
Streams	80.3	33%	107.0	42%
Profit-based	27.8	11%	24.2	10%
Working interests and other	20.9	9%	7.6	3%
	$ 245.2	100%	$ 254.9	100%

24
FNV
The GOLD Investment that WORKS

Adjusted EBITDA and Adjusted EBITDA per share Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: Income tax expense; Finance costs; Finance income; Foreign exchange gains/losses and other expenses; Gains and losses on the sale of investments; Impairment charges related to royalty, stream and working interests and investments; and Depletion and depreciation. Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliation of Net Income to Adjusted EBITDA: Three months ended September 30, Nine months ended September 30, (expressed in millions, except per share amounts) 2013 2012 2013 2012 Net Income $ 35.3 $ 52.0 $ 92.3 $ 135.7 Income tax expense 13.4 14.7 39.4 42.2 Finance costs 0.2 0.3 1.3 0.9 Finance income (0.8) (3.5) (2.5) (8.2) Depletion and depreciation 32.3 31.2 94.9 93.9 Impairment of investments - - 5.9 - Foreign exchange (gains)/losses and other (income)/expenses (0.1) (8.3) 13.9 (9.6) Adjusted EBITDA $ 80.3 $ 86.4 $ 245.2 $ 254.9 Basic Weighted Average Shares Outstanding 146.9 145.3 146.8 143.1 Adjusted EBITDA per share $ 0.55 $ 0.59 $ 1.67 $ 1.78 Margin Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS. FNV 2013 Q3 REPORT Franco-Nevada Corporation 25

Reconciliation of Net Income to Margin: Three months ended September 30, Nine months ended September 30, (expressed in millions, except per share amounts and Margin) 2013 2012 2013 2012 Net Income $ 35.3 $ 52.0 $ 92.3 $ 135.7 Income tax expense 13.4 14.7 39.4 42.2 Finance costs 0.2 0.3 1.3 0.9 Finance income (0.8) (3.5) (2.5) (8.2) Depletion and depreciation 32.3 31.2 94.9 93.9 Impairment of investments - - 5.9 - Foreign exchange (gains)/losses and other (income)/expenses (0.1) (8.3) 13.9 (9.6) Adjusted EBITDA $ 80.3 $ 86.4 $ 245.2 $ 254.9 Revenue 98.8 105.2 300.9 312.9 Margin 81.3% 82.1% 81.5% 81.5% Adjusted Net Income and Adjusted Net Income per share Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS: Foreign exchange gains/losses and other expenses; Gains and losses on the sale of investments; Impairment charges related to royalty, stream and working interests and investments; Unusual non-recurring items; and Impact of income taxes on these items. Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. FNV The GOLD Investment that WORKS 26

Reconciliation of Net Income to Adjusted Net Income: Three months ended September 30, Nine months ended September 30, (expressed in millions, except per share amounts) 2013 2012 2013 2012 Net Income $ 35.3 $ 52.0 $ 92.3 $ 135.7 Foreign exchange loss and other expenses, net of income tax (0.3) (0.4) 1.7 0.4 Mark-to-market changes on derivatives, net of income tax 0.3 (6.3) 8.3 (8.6) Impairment of investments, net of income tax - - 5.2 - Credit facility costs written off, net of income tax 0.3 Withholding tax reversal - - - (3.5) Adjusted Net Income $ 35.3 $ 45.3 $ 107.8 $ 124.0 Basic Weighted Average Shares Outstanding 146.9 145.3 146.8 143.1 Basic EPS $ 0.24 $ 0.36 $ 0.63 $ 0.95 Foreign exchange loss and other expenses, net of income tax (0.1) (0.01) 0.01 - Mark-to-market changes on derivatives, net of income tax 0.1 (0.04) 0.06 (0.06) Impairment of investments, net of income tax - - 0.04 - Withholding tax reversal - - (0.02) Adjusted Net Income per share $ 0.24 $ 0.31 $ 0.74 $ 0.87 Financial Position, Liquidity and Capital Resources Operating Cash Flow Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $75.9 million and $85.0 million for the three months ended September 30, 2013 and 2012, respectively. The decrease was attributable to lower revenues earned in 2013 compared to 2012. Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $219.4 million and $236.8 million for the nine months ended September 30, 2013 and 2012, respectively. The decrease was attributable to lower revenues earned in 2013 compared to 2012. Investing Activities Cash used in investing activities was $13.9 million for the quarter compared to $148.8 million in 2012. The decrease was due to lower short-term investments purchased during the quarter. For the nine months ended September 30, 2013, cash provided by investing activities was $27.0 million compared to cash used in investing activities of $277.4 million for the same period of 2012. The increase in cash provided by investing activities was due to fewer short-term investment purchases in 2013 when compared to 2012. The Company invests its excess funds in various treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds. As at September 30, 2013, the investments had various maturities upon acquisition of between 5 and 112 days. Accordingly, as at September 30, 2013, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months upon acquisition are classified as “short-term investments”. FNV 2013 Q3 REPORT Franco-Nevada Corporation 27

Financing Activities Net cash used in financing activities was $21.9 million for the quarter compared to cash provided by financing activities of $53.6 million for 2012. The decrease is due to lower proceeds from the exercise of warrants and stock options in 2013 than 2012. Financing activities used $71.7 million in cash in the nine months ended September 30, 2013 compared to cash provided by financing activities of $200.0 million due to the higher proceeds from the exercise of warrants in 2012. Cash Resources and Liquidity The Company’s performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar. The largest exposure the Company has is with respect to the Canada/U.S. dollar exchange rate as the Company holds a significant amount of its assets in Canada and reports its results in U.S. dollars. The effect of this volatility in these currencies against the U.S. dollar impacts the Company’s corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in its Canadian and Australian entities due to their respective functional currencies. The Canadian dollar traded in a range of $0.9455 to $1.0164, closing the period at $0.9723. The Mexican peso traded in a range of $0.0744 to $0.0834 and the Australian dollar traded between $0.9453 and $1.1236. Management’s objectives when managing the Company’s capital are to: ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and ensure that the Company maintains the level of capital necessary to meet requirements. As at September 30, 2013, the Company’s cash, cash equivalents and short-term investments totaled $841.6 million (December 31, 2012 - $779.9 million). In addition, the Company held available-for-sale investments at September 30, 2013 with a combined value of $70.5 million (December 31, 2012 - $108.4 million), of which $36.7 million was held in publicly traded equity instruments (December 31, 2012 - $73.9 million). Working capital as at September 30, 2013 was $891.1 million (December 31, 2012 - $822.4 million). The increase is largely the result of cash generated from normal ongoing operations partially offset by the payment of dividends. The Company’s near-term cash requirements include funding of the Cobre Panama stream commitment, corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues. As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of the Company’s credit facility. The Company believes that its current cash resources, its available credit facility and future cash flows will be sufficient to cover the cost of its commitments under the Cobre Panama stream agreement, administrative expenses, costs of operations and dividend payments for the foreseeable future. Ore and refined gold purchase commitments The Company has certain ore and refined gold purchase commitments related to its stream agreements once the ore is produced from the mining activities. FNV The GOLD Investment that WORKS 28

Cobre Panama Precious Metals Stream On August 20, 2012, the Company announced the acquisition of a precious metals stream on Inmet’s Cobre Panama copper project in Panama. Franco-Nevada has committed to fund a $1.0 billion deposit for development of the Cobre Panama project, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for the project has exceeded $1.0 billion. Franco-Nevada expects to fund the $1.0 billion in stages over a three year period. Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price. The gold and silver delivered under the precious metals stream agreement is indexed to the copper-in-concentrate produced from the Cobre Panama project. In March 2013, Inmet was acquired by First Quantum Minerals Ltd. (“First Quantum”). First Quantum has undertaken a complete review of the Cobre Panama project and is expected to release the full update on the project in Q4 2013. New Prosperity Gold Stream Pursuant to a purchase and sale agreement dated May 12, 2010, the Company committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s New Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of New Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remained available to Taseko provided the project was fully permitted and financed by May 2012 at which point Franco-Nevada was entitled to terminate such commitment. Franco-Nevada has not terminated this option. Once New Prosperity is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of $400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement. Capital Resources As of November 4, 2013, the Company has the entire amount of $500.0 million, or its Canadian dollar equivalent, available under its credit facility. Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of November 4, 2013, U.S. and Canadian dollar advances under the facility would bear interest rates of 4.00% and 3.25%, respectively. The Company can also draw funds using LIBOR 30-day rates plus 125 basis points under its new credit facility. Standby fees of $0.1 million (2012 - $0.2 million) and $0.6 million (2012 - $0.5 million) were incurred and paid for the three and nine months ended September 30, 2013, respectively. In addition, the Company expensed $0.3 million related to the previous credit facility. FNV 2013 Q3 REPORT Franco-Nevada Corporation 29

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Our significant accounting policies and estimates are disclosed in our most recent annual consolidated financial statements and year end management's discussion and analysis.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares of the Company is included in the Company's Annual Information Form for the year ended December 31, 2012, a copy of which can be found on SEDAR at www.sedar.com and in the Company's 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of November 4, 2013, the number of common shares of the Company outstanding or issuable pursuant to other outstanding securities of the Company is as follows:

Common Shares	Number
Outstanding	147,007,576
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,029,596
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	62,240
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	102,307
Issuable upon exercise of special warrant(5)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	94,149
Diluted common shares	157,806,637

Notes:

(1) The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2) There were 2,029,596 stock options under the Company's share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$57.57 per share.

(3) In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing. To date 2,018,897 Franco-Nevada common shares have been issued upon the exercise of the Gold Wheaton warrants and 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have expired unexercised. With respect to the warrants, 400,000 warrants (62,240 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of the Company's wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder's election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share, or (ii) C$5.20 in cash.

Expiry Dates	Exercise Price	Number of Gold Wheaton Warrants	Equivalent Franco-Nevada Exercise Price	Equivalent Franco-Nevada Common Shares
May 26, 2014	C$5.00	400,000	C$32.13	62,240
Total		400,000		62,240

(4) In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share. To date, 600,071 Gold Wheaton stock options have been exercised and 28,320 Gold Wheaton stock options have expired.

(5) In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once the project gets fully permitted and financed. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017.

The Company has not issued any preferred shares.

30
FNV
The GOLD Investment that WORKS

Risk Factors The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov. Fluctuation in Commodity Prices Commodity prices have fluctuated widely in recent years. The marketability and price of metals, minerals, oil & gas on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. Significance of the Goldstrike Royalties and Palmarejo Gold Stream The Goldstrike royalties and the Palmarejo gold stream are currently significant to the Company. As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition. Foreign Currency Fluctuations The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations. The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2013, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the U.S. dollar. FNV 2013 Q3 REPORT Franco-Nevada Corporation 31

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure and the Company’s disclosure controls and procedures. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change. For the three months and nine months ended September 30, 2013, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. FNV The GOLD Investment that WORKS 32

Cautionary Statement on Forward Looking Information This MD&A contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to GEOs are forward looking statements as they involve implied assessment, based on certain estimates and assumptions , and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title; permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this MD&A, as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis and Annual Information Form both of which are filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. FNV 2013 Q3 REPORT Franco-Nevada Corporation 33